Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2006	For the Twelve Months Ended December 31, 2005	For the Six Months Ended June 30, 2005
Earnings
Net Income for Common	$318	$694	$291
Preferred Stock Dividend	6	11	6
Income Tax	166	330	137
Pre-Tax Income from Continuing Operations	$490	$1,035	$434
Add: Fixed Charges*	216	387	190
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$706	$1,422	$624
* Fixed Charges
Interest on Long-term Debt	$177	$333	$164
Amortization of Debt Discount, Premium and Expense	8	17	8
Other Interest	20	21	7
Interest Component of Rentals	11	16	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$216	$387	$190
Ratio of Earnings to Fixed Charges	3.3	3.7	3.3